________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                           TRICO PRODUCTS CORPORATION
                           (NAME OF SUBJECT COMPANY)

                           TRICO PRODUCTS CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                            ------------------------

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   896114105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                             CHRISTOPHER T. DUNSTAN
                   VICE CHAIRMAN AND CHIEF FINANCIAL OFFICER
                           TRICO PRODUCTS CORPORATION
                             817 WASHINGTON STREET
                            BUFFALO, NEW YORK 14203
                                 (716) 852-5700
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:
                            JOSEPH P. KUBAREK, ESQ.
                          JAECKLE, FLEISCHMANN & MUGEL
                            800 FLEET BANK BUILDING
                             TWELVE FOUNTAIN PLAZA
                          BUFFALO, NEW YORK 14202-2292
                                 (716) 856-0600

                        THIS DOCUMENT CONTAINS   PAGES.
                        THE EXHIBIT INDEX IS ON PAGE 4.

________________________________________________________________________________

                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-9

     This Amendment No. 2 to a Statement on Schedule 14D-9 originally filed on November 14, 1994 by Trico Products Corporation (the 'Company') with respect to the tender offer for all of the outstanding shares of the Company's Common Stock, no par value, by Stant Expansion Corporation ('Purchaser'), a wholly-owned subsidiary of Stant Corporation ('Parent'), amends the following items in such Schedule 14D-9 to amend portions of Item 3 and to add the following supplemental information:

ITEM 3. IDENTITY AND BACKGROUND.

     [The paragraphs under the subheading 'Merger Agreement -- Stock Option Plans' under Subsection (b) of this Item 3 are amended to read in their entirety as follows:]

     Stock Option Plans. The Merger Agreement provides that on or before the date of the Merger Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering the Stock Option Plans (as defined below)) has adopted such resolutions or taken such other actions as are required to provide that (i) each outstanding stock option to purchase Shares (a 'Stock Option') heretofore granted under any stock option, stock appreciation right or stock purchase plan, program or arrangement of the Company (collectively, the 'Stock Option Plans') outstanding immediately prior to the consummation of the Offer, whether or not then exercisable, shall be cancelled immediately after the date of consummation of the Offer in exchange for an amount of cash, payable at the time of such cancellation, equal to the product of (y) the number of Shares subject to such Stock Option immediately prior to the date of consummation of the Offer and (z) the excess of the price per share to be paid in the Offer over the per share exercise price of such Stock Option and (ii) each stock appreciation right ('SAR') granted under the Stock Option Plans outstanding immediately prior to the date of consummation of the Offer shall be cancelled immediately after the date of consummation of the Offer in exchange for an amount of cash, payable at the time of such cancellation, equal to the product of (y) the number of Shares covered by such SAR and (z) the excess of the price per share to be paid in the Offer over the appreciation base per share of such SAR; provided that no such cash payment shall be made with respect to any SAR which is related to a Stock Option with respect to which such a cash payment has been made. The Merger Agreement further provides that any Stock Option or SAR not cancelled as contemplated by this paragraph immediately after the date of consummation of the Offer, shall be cancelled at the Effective Date in exchange for an amount in cash, payable at the Effective Date, equal to the amount which would have been paid had such Stock Option or SAR been cancelled immediately after the date of consummation of the Offer. In the event that the Company does not have sufficient cash available to make payments in exchange of any Stock Option or SAR, Parent will, when and only if the Offer is consummated, make available to the Company cash sufficient to make such purchases.

     The Merger Agreement provides that all Stock Option Plans shall terminate as of the Effective Date and the provisions in any other benefit plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company shall be deleted as of the Effective Date, and the Company shall ensure that following the Effective Date no holder of a Stock Option or any participant in any Stock Option Plan shall have any right thereunder to acquire any capital stock of the Company, the Purchaser or Parent, except as provided in the prior paragraph.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     On December 13, 1994,  Parent issued the press  release attached hereto  as
Exhibit 9, which is incorporated herein by this reference.

ITEM 9. MATERIAL TO FILED AS EXHIBITS.

EXHIBIT
  NO.                                      DESCRIPTION
- -------   ------------------------------------------------------------------------------

   8      Agreement  dated as of December 12, 1994,  to the Agreement and Plan of Merger
            dated as of  November 8, 1994,  by and among  Stant Corporation, a  Delaware corporation,  Stant  Expansion Corporation,  a  New York  corporation  and a
            wholly-owned  subsidiary   of   Stant  Corporation,   and   Trico   Products
            Corporation, a New York corporation.

   9      Press Release dated December 13, 1994.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 1994

                                          TRICO PRODUCTS CORPORATION

                                          By:     /s/ CHRISTOPHER T. DUNSTAN
                                             ...................................
                                                   CHRISTOPHER T. DUNSTAN

                                 EXHIBIT INDEX

EXHIBIT
  NO.                                 DESCRIPTION                               PAGE NO.
- -------   -------------------------------------------------------------------   --------

   8      Agreement  dated as of December 12, 1994, to the Agreement and Plan of Merger  dated as  of  November 8,  1994,  by and  among  Stant
            Corporation, a Delaware corporation, Stant Expansion Corporation, a  New York  corporation and  a wholly-owned  subsidiary of Stant
            Corporation,  and  Trico   Products  Corporation,   a  New   York
            corporation
   9      Press Release dated December 13, 1994